

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

<u>Via Mail</u>
Tom Simeo
Chief Executive Officer
Viking Investments Group, Inc.
65 Broadway, 7th Floor
New York, NY 10006

      Re: Viking Investments Group, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed on April 16, 2012
              File No. 001-29219

Dear Mr. Simeo:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, amending your filing as indicated in comments 4, 5 and 6 below and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Note 1. Nature of Business and Going Concern, page F-10</u>

1.   We note that you acquired from Viking Nevis 566,813 shares of China Wood, Inc. stock in exchange for 14,481,420 share of your common stock. Subsequent to this transaction, Viking Nevis owned approximately 78% of your outstanding common stock giving them substantial ownership. Based on the above, it appears that this was a reverse acquisition transaction with Viking Nevis being the accounting acquirer. Please tell us how you accounted for this transaction and the authoritative accounting guidance you relied upon.

2.   It appears that you estimated the value of the long term investment asset, which you

recorded as a result of the transaction discussed in the comment above, based upon a guarantee by Viking Nevis to buy back this stock at $4.00 per share. However, based on the above it appears that this guarantee is not from an independent third party but instead from your accounting acquirer. Please tell us how you determined that it was appropriate to value the investment based on this guarantee.

3.   We note that China Wood went public in April 2011 and has since filed no quarterly or annual reports and no Form 8-K's communicating information to investors about its operating results or status, or lack thereof. We also note that there is essentially no trading activity in the shares of China Wood. Based on the above, it is not clear how you were able to conclude your shares had a fair value of $4.00 each, or $2,267,252 in the aggregate. Please advise.

Exhibit 10

4.   Please amend your filing to file the Guaranty and Repurchase Agreement with Viking Investment Group, LLC as an exhibit.

Exhibit 31.1

5.   Please amend your filing including your Form 10-Qs for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 to conform the language in the certification to exactly as it is stated in item 601(B)(31)(i).

6.   Please amend your filing to file a certification for your principal financial officer.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Continuing Operations, Page 6

7.   We note that you recorded revenues of $47,070 related to preliminary audit services. Please tell us in further detail the nature of the services you provided, to whom they were provided, and when you provided the services.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at (202) 551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief